Exhibit 99.1

CORPORATE RELEASE	26 October 2023

Manchester United PLC Reports Fourth Quarter

and Full Year Fiscal 2023 Results

Key Points

•	Achieved record revenues for fiscal 2023 driven by Commercial and Matchday revenue
•	Club achieved record ticket sales and attendance, and highest ever number of paid global memberships
•	Club announced an industry-leading kit deal with adidas through 2035 in August and a new front-of-shirt sponsorship deal with Qualcomm’s Snapdragon brand in September
•	Season tickets for the current 2023/24 season sold out at the fastest rate ever with lowest ever churn
•	Club delivered a successful preseason summer tour with over 400K fans in attendance across 8 cities in 5 countries, including the United States

•	Full year 2022/23 progress achieved on pitch with men's first team - 3rd in Premier League, Champions League qualification, FA Cup finalists, and winners of the Carabao Cup

•	Full year 2022/23 progress achieved on pitch with women's first team - 2nd in Women’s Super League, Champions League qualification, FA Cup finalists, and investment in dedicated facilities at Carrington

•	Men’s squad strengthened by the recent additions of Mason Mount, Andre Onana, Rasmus Hojlund Jonny Evans and Altay Bayindir, with Sergio Reguilon and Sofyan Amrabat acquired on loan; new long-term contracts signed with Marcus Rashford and Diogo Dalot
•	Women’s squad strengthened with new signings Gemma Evans, Geyse Da Silva Ferreira, Emma Watson, Hinata Miyazawa, Evie Rabjohn, Irene Guerrero, Gabby George, Phallon Tullis-Joyce, and Melvine Malard on loan
•	For fiscal 2024, the Company introduces new revenue guidance of a record £650 million to £680 million and new adjusted EBITDA guidance of £140 million to £165 million

MANCHESTER, England. – 26 October 2023 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2023 fiscal fourth quarter and twelve months ended 30 June 2023.

Outlook

For fiscal 2024, the Company is introducing new revenue guidance of a record £650 million to £680 million and new adjusted EBITDA guidance of £140 million to £165 million.

Phasing of Premier League games*	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2023/24 season	7	13	10	8	38
2022/23 season	6	10	10	12	38
2021/22 season	6	12	11	9	38

*As of 26 October 2023

Key Financials (unaudited)

£ million (except loss per share)	Twelve months ended 30 June			Three months ended 30 June
	2023	2022	Change	2023	2022	Change
Commercial revenue	302.9	257.8	17.5%	67.4	63.4	6.3%
Broadcasting revenue	209.1	214.9	(2.7)%	64.5	33.7	91.4%
Matchday revenue	136.4	110.5	23.4%	35.4	21.4	65.4%
Total revenue	648.4	583.2	11.2%	167.3	118.5	41.2%
Adjusted EBITDA(1)	154.9	81.1	91.0%	43.2	(8.4)	614.3%
Operating loss	(11.2)	(87.4)	87.2%	(0.3)	(60.7)	99.5%

Loss for the period (i.e. net loss)	(28.7)	(115.5)	75.2%	(2.9)	(70.7)	95.9%
Basic loss per share (pence)	(17.59)	(70.86)	75.2%	(1.79)	(43.46)	95.9%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(42.1)	(34.0)	(23.8)%	(10.1)	(20.2)	50.0%
Adjusted basic loss per share (pence)(1)	(25.84)	(20.83)	(24.1)%	(6.18)	(12.38)	50.1%

Non-current and current borrowings in USD (contractual currency) (2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 June 2023 was £100.0 million and total current borrowings including accrued interest payable was £106.0 million.

Football

•	Men’s squad was strengthened by the recent additions of Mason Mount, Andre Onana, Rasmus Hojlund Jonny Evans and Altay Bayindir, with Sergio Reguilon and Sofyan Amrabat acquired on loan
•	New long-term contracts were signed with Marcus Rashford and Diogo Dalot
•	Women’s squad was strengthened with new signings Evie Rabjohn, Emma Watson, Gemma Evans, Geyse Da Silva Ferreira, Hinata Miyazawa, Phallon Tullis-Joyce and Irene Guerrero, Gabby George, and Melvine Malard on loan

Fan Engagement

•	Club published its Fan Engagement Plan for the 2023/24, the first club to do so in the Premier League
•	During the quarter, there were a record 289 Manchester United Supporters’ Clubs in 96 countries
•	Club held quarterly meetings of the Fans’ Advisory Board and the Fans’ Forum
•	In July and August, Club delivered strong summer tour results with nearly 400K supporters in attendance across 8 cities and 5 countries, including the United States
•	Fiscal year 2023 was also a record-breaking year for our charitable Foundation, which delivered 29% more sessions to children and young people throughout Greater Manchester and beyond across 116 projects and programs

Facilities - Venue & Operations

•	Record match attendance and match-by-match hospitality revenues for fiscal year 2023 were driven by improved pitch performance across all competitions and record Museum and Tour revenues were driven by 300K visitors during the fiscal year
•	Ticket sales for the 2022/23 season surpassed the record set in 2016/17 totalling a cumulative 2.4 million tickets sold while current 2023/24 Season Ticket and Executive Club tickets have sold out in record time with the lowest ever churn (including a record number of Women’s season tickets); currently there are over 150K supporters on the Season Ticket waiting list
•	Club continues to achieve continued momentum in demand for women’s football with women’s Matchday revenue for the 2022/23 season at nearly 3x the 2021/22 season; Old Trafford will also host the WSL Manchester Derby in November 2023
•	During fiscal 2023, Old Trafford hosted five major additional events including Soccer Aid and England’s EURO qualifier in 4Q;
•	In fiscal 2024, the club has already delivered further infrastructure upgrades at Old Trafford including an additional 2K rail seats in the Stretford End, continued WIFI network enhancements, new point-of-sale systems across the stadium, and refurbishments of certain suites; while ongoing upgrades to Carrington include a new facility for the Women’s and Academy teams

Partnerships

•	Club welcomed Estee Lauder as a new regional partner
•	In August, the Club announced a global record kit deal with an extension of its partnership with adidas as kit supplier through 2035
•	In September, the Club announced a strategic expansion of its partnership with Qualcomm’s Snapdragon brand as front-of-shirt sponsor beginning with the 2024/25 season in July 2024

Digital Products & Experiences

•	Club gained 2.7 million followers and generated more than 318 million digital interactions and 1.5 billion video views across all global social platforms in the fourth quarter
•	Launched Snapchat as a new platform with augmented reality filters which allows users to virtually try on our three kits
•	Club achieved strong e-commerce sales for the full year fiscal 2023 of +21% when excluding last year’s one-off impact from Ronaldo kit sales, driven by successful record-breaking kit launches
•	Record sales of global memberships, with the 2022/23 program at 360,000 members, which we believe is the largest paid membership program in world sport; membership program now includes new tiers, new packages, new pricing and new visual identity; prior to the start of the current 2023/24 season, memberships have already surpassed last year’s total
•	During FY23 Club launched 3 phases of its digital collectibles in partnership with Tezos as well as a corresponding Discord community which has grown to the largest in global football and launched Collect United, a club reward program with free token giveaways for those who purchased the Devils
•	MUTV Linear ended fiscal 2023 with distribution in 72 markets via 13 partners
•	Thus far in FY24, Summer Tour and pre-season matches drove record subscriptions to MUTV

Revenue Analysis

Commercial

Commercial revenue for the year was £302.9 million, an increase of £45.1 million, or 17.5%, over the prior year.

•	Sponsorship revenue was £189.5 million, an increase of £41.6 million, or 28.1%, over the prior year, due to the impact of the new sponsorship agreements and the men’s first team’s 2022 pre-season tour; and
•	Retail, Merchandising, Apparel & Product Licensing revenue was £113.4 million, an increase of £3.5 million, or 3.2%, over the prior year, due to the increased number of home matchdays in the current year.

For the quarter, commercial revenue was £67.4 million, an increase of £4.0 million, or 6.3%, over the prior year quarter.

•	Sponsorship revenue was £40.3 million, an increase of £3.1 million, or 8.3% over the prior year quarter, primarily due to the impact of new sponsorship agreements; and
•	Retail, Merchandising, Apparel & Product Licensing revenue was £27.1 million, an increase of £0.9 million, or 3.4%, over the prior year quarter, due to the increased number of home matchdays in the current year.

Broadcasting

Broadcasting revenue for the year was £209.1 million, a decrease of £5.8 million, or 2.7%, over the prior year, primarily due to the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the current year, mostly offset by improved performance in both domestic and continental competitions.

Broadcasting revenue for the quarter was £64.5 million, an increase of £30.8 million, or 91.4%, over the prior year quarter, primarily due to playing seven more home and away games across all competitions and the impact of our men’s first team finishing 3rd in the Premier League compared to 6th in the prior year.

Matchday

Matchday revenue for the year was £136.4 million, an increase of £25.9 million, or 23.4%, over the prior year, due to playing 7 more home games across all competitions in the current year, together with strong demand for match by match hospitality offers.

Matchday revenue for the quarter was £35.4 million, an increase of £14.0 million, or 65.4%, over the prior year quarter, due to playing 3 more home matches in the current year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the year were £681.1 million, a decrease of £11.5 million, or 1.7%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £331.4 million, a decrease of £52.8 million, or 13.7%, over the prior year, as a result of squad turnover and the men’s first team not participating in the UEFA Champions League in the current year.

Other operating income

Other operating income for the year was £1.1 million, compared to £nil in the prior year.

Other operating expenses

Other operating expenses for the year were £163.2 million, an increase of £45.3 million, or 38.4%, over the prior year. This is primarily due to costs associated with the men’s first team pre-season tour and increased matchday costs associated with progression in domestic cup competitions.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £13.8 million, a decrease of £0.5 million, or 3.5%, over the prior year. Amortization for the year was £172.7 million, an increase of £21.2 million, or 14.0%, over the prior year, due to investment in the first team playing squad. The unamortized balance of registrations at 30 June 2023 was £384.9 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £20.4 million, compared to £21.9 million for the prior year.

Net finance costs

Net finance costs for the year were £21.4 million, compared to net finance costs of £62.2 million for the prior year, a decrease of £40.8 million, or 65.6%. This is primarily due to a favorable swing in foreign exchange rates resulting in unrealized foreign exchange gains on unhedged USD borrowings in the current year compared to unrealized foreign exchange losses in the prior year.

Income tax

The income tax credit for the year was £3.9 million, compared to a credit of £34.1 million in the prior year. In both years the credit arises primarily as a result of deferred tax assets recognised in respect of losses arising in the year.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £45.2 million in the year, compared to an increase of £10.6 million in the prior year.

Net cash inflow from operating activities for the year was £95.8 million, a decrease of £0.6 million compared to a net cash inflow of £96.4 million for the prior year.

Net capital expenditure on property, plant and equipment for the year was £15.6 million, an increase of £7.3 million over the prior year. This is primarily due to expenditure on the upgrade of facilities at Carrington Training Centre.

Net capital expenditure on intangible assets for the year was £124.6 million, an increase of £39.5 million over the prior year, due to continued investment in the first team playing squad.

Net cash outflow from financing activities for the year was £1.9 million, compared to net cash inflow of £5.0 million in the prior year.

Balance sheet

Our USD non-current borrowings as of 30 June 2023 were $650 million, which was unchanged from 30 June 2022. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2151 at 30 June 2022 to 1.2716 at 30 June 2023, our non-current borrowings when converted to GBP were £507.3 million, compared to £530.4 million at the prior year end.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 30 June 2023 were £106.0 million compared to £105.8 million at 30 June 2022.

As of 30 June 2023, cash and cash equivalents were £76.0 million compared to £121.2 million at the prior year end, primarily due to investment in the first team playing squad.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2023 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, net finance costs/income, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2022: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2022: 21%) applicable during the financial year. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2023	2022	2023	2022
Revenue
Commercial % of total revenue	46.7%	44.2%	40.3%	53.5%
Broadcasting % of total revenue	32.3%	36.8%	38.5%	28.4%
Matchday % of total revenue	21.0%	19.0%	21.2%	18.1%

	2022/23 Season	2021/22 Season	2022/23 Season	2021/22 Season
Home Matches Played
PL	19	19	6	4
UEFA competitions	6	4	1	-
Domestic Cups	8	3	-	-
Away Matches Played
PL	19	19	6	5
UEFA competitions	6	4	1	-
Domestic Cups	4	-	2	-
Other
Employees at period end	1,134	1,068	1,134	1,068
Employee benefit expenses % of revenue	51.1%	65.9%	51.9%	81.1%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2023	2022	2023	2022
Revenue from contracts with customers	648,401	583,201	167,331	118,452
Operating expenses	(681,117)	(692,520)	(173,158)	(183,330)
Other operating income	1,112	-	1,112	-
Profit on disposal of intangible assets	20,424	21,935	4,455	4,056
Operating loss	(11,180)	(87,384)	(260)	(60,822)
Finance costs	(44,917)	(85,915)	(14,140)	(46,053)
Finance income	23,523	23,676	12,620	15,048
Net finance costs	(21,394)	(62,239)	(1,520)	(31,005)
Loss before tax	(32,574)	(149,623)	(1,780)	(91,827)
Income tax credit/(expense)	3,896	34,113	(1,141)	20,985
Loss for the period	(28,678)	(115,510)	(2,921)	(70,842)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(17.59)	(70.86)	(1.79)	(43.46)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	163,062	163,001	163,062	163,003

(1) For the twelve and three months ended 30 June 2023 and the twelve and three months ended 30 June 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June
	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	253,282	242,661
Right-of-use assets	8,760	4,072
Investment properties	19,993	20,273
Intangible assets	812,382	743,278
Trade receivables	22,303	29,757
Derivative financial instruments	7,492	16,462
	1,124,212	1,056,503
Current assets
Inventories	3,165	2,200
Prepayments	16,487	15,534
Contract assets – accrued revenue	43,332	36,239
Trade receivables	31,167	49,210
Other receivables	9,928	1,569
Income tax receivable	5,317	4,590
Derivative financial instruments	8,317	6,597
Cash and cash equivalents	76,019	121,223
	193,732	237,162
Total assets	1,317,944	1,293,665

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June
	2023	2022
EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Treasury shares	(21,305)	(21,305)
Merger reserve	249,030	249,030
Hedging reserve	4,002	950
Retained deficit	(196,652)	(170,042)
	103,950	127,508
Non-current liabilities
Deferred tax liabilities	3,304	7,402
Contract liabilities - deferred revenue	6,659	16,697
Trade and other payables	161,141	102,347
Borrowings	507,335	530,365
Lease liabilities	7,844	2,869
Derivative financial instruments	748	49
Provisions	93	11,586
	687,124	671,315
Current liabilities
Contract liabilities - deferred revenue	169,624	165,847
Trade and other payables	236,472	220,587
Income tax liabilities	-	-
Borrowings	105,961	105,757
Lease liabilities	1,036	1,561
Derivative financial instruments	931	32
Provisions	12,846	1,058
	526,870	494,842
Total equity and liabilities	1,317,944	1,293,665

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2023	2022	2023	2022
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	128,857	121,704	116,663	43,876
Interest paid	(31,952)	(20,642)	(6,675)	(2,405)
Interest received	496	145	289	140
Tax paid	(1,632)	(4,836)	(1,020)	(489)
Net cash inflow from operating activities	95,769	96,371	109,257	41,122
Cash flows from investing activities
Payments for property, plant and equipment	(15,611)	(8,323)	(5,795)	(2,100)
Payments for intangible assets	(156,165)	(115,415)	(11,449)	(14,081)
Proceeds from sale of intangible assets	31,616	30,307	11,785	10,066
Net cash outflow from investing activities	(140,160)	(93,431)	(5,459)	(6,115)
Cash flows from financing activities
Proceeds from borrowings	100,000	40,000	-	-
Repayment of borrowings	(100,000)	-	(100,000)	-
Principal elements of lease payments	(1,952)	(1,407)	(350)	(123)
Dividends paid	-	(33,553)	-	(11,992)
Net cash (outflow)/inflow from financing activities	(1,952)	5,040	(100,350)	(12,115)
Effects of exchange rate changes on cash and cash equivalents	1,139	2,585	(1,162)	2,540
Net (decrease)/increase in cash and cash equivalents	(45,204)	10,565	2,286	25,432
Cash and cash equivalents at beginning of period	121,223	110,658	73,733	95,791
Cash and cash equivalents at end of period	76,019	121,223	76,019	121,223

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss for the period	(28,678)	(115,510)	(2,921)	(70,842)
Adjustments:
Income tax (credit)/expense	(3,896)	(34,113)	1,141	(20,985)
Net finance costs	21,394	62,239	1,520	31,005
Profit on disposal of intangible assets	(20,424)	(21,935)	(4,455)	(4,056)
Exceptional items	-	24,692	-	14,700
Amortization	172,684	151,462	44,652	38,231
Depreciation and impairment	13,848	14,314	3,294	3,523
Adjusted EBITDA	154,928	81,149	43,231	(8,424)

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Twelve months ended 30 June		Three months ended 30 June
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss for the period	(28,678)	(115,510)	(2,921)	(70,842)
Exceptional items	-	24,692	-	14,700
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(22,375)	58,738	(12,081)	37,076
Fair value movement on embedded foreign exchange derivatives	1,604	23,205	1,106	14,503
Income tax (credit)/expense	(3,896)	(34,113)	1,141	(20,985)
Adjusted loss before tax	(53,345)	(42,988)	(12,755)	(25,548)
Adjusted income tax credit (using a normalized tax rate of 21% (2022: 21%))	11,202	9,027	2,679	5,365
Adjusted loss for the period (i.e. adjusted net loss)	(42,143)	(33,961)	(10,076)	(20,183)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(25.84)	(20.83)	(6.18)	(12.38)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic and diluted loss per share (thousands) (1)	163,062	163,001	163,062	163,003

(1) For the twelve and three months ended 30 June 2023 and the twelve and three months ended 30 June 2022 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss for the period	(28,678)	(115,510)	(2,921)	(70,842)
Income tax (credit)/expense	(3,896)	(34,113)	1,141	(20,985)
Loss before income tax	(32,574)	(149,623)	(1,780)	(91,827)
Adjustments for:
Depreciation and impairment	13,848	14,314	3,294	3,523
Amortization	172,684	151,462	44,652	38,231
Profit on disposal of intangible assets	(20,424)	(21,935)	(4,455)	(4,056)
Net finance costs	21,394	62,239	1,520	31,005
Non-cash employee benefit expense - equity-settled share-based payments	1,753	198	39	(1,291)
Foreign exchange losses on operating activities	2,989	50	(1,958)	356
Reclassified from hedging reserve	267	(672)	513	(481)
Changes in working capital:
Inventories	(965)	(120)	(520)	492
Prepayments	(1,704)	(8,825)	(80)	(3,983)
Contract assets – accrued revenue	(7,093)	4,305	19,541	16,882
Trade receivables	24,433	(520)	20,754	8,120
Other receivables	(8,359)	(1,109)	(7,897)	(537)
Contract liabilities – deferred revenue	(6,261)	41,618	42,360	23,440
Trade and other payables	(31,139)	22,480	731	17,170
Provisions	8	7,842	(51)	6,832
Cash generated from operations	128,857	121,704	116,663	43,876